SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

September 09, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications announces the appointment of Mr. Yuval Keinan as the Company's Deputy CEO

PARTNER COMMUNICATIONS ANNOUNCES THE
APPOINTMENT OF MR. YUVAL KEINAN AS THE
COMPANY'S DEPUTY CEO

Rosh Ha’ayin, Israel, September 9, 2015 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today the appointment of Mr. Yuval Keinan as the Company's deputy CEO. Mr. Keinan will commence his office on beginning of 2016.

Mr. Yuval Keinan, who has vast experience in the telecommunications field, is joining the Company after having served for eight years as the Vice President and CTO of Bezeq, The Israel Telecommunication Corp., Ltd. Prior to that Mr. Keinan served for three years as Vice President technology division, engineering and IT and CTO of Bezeq International Ltd. Mr. Yuval Keinan holds a B.Sc in computer science.

Mr. Isaac Benbenisti, the Company's CEO, congratulated Mr. Yuval Keinan for joining the Company's senior management team and noted that: "Mr. Yuval Keinan has considerable proven experience in the fields of fixed-line communications, telephony, IT and the business realms in the telecommunications field. I am confident that Mr. Keinan's proven abilities to leverage the most innovative technologies for the benefit of the business needs of the company will assist Partner in continuing to lead the telecommunications market. I am sure that his creativity, ability to lead complex technological and business processes and his innovative outside-of-the-box thinking will provide an excellent platform for success in his position as the Deputy C.E.O".

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: September 09, 2015